UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-34873

CHINACACHE INTERNATIONAL HOLDINGS LTD.
(Translation of registrant’s name into English)

Room 1120, Building A, Xingtai Center

Jiuxianqiao Road, Chaoyang District,

Beijing, 100000,China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes in Registrant’s Certifying Accountant.

Previous Independent Registered Public Accounting Firm

On December 22, 2023, Shanghai Perfect C.P.A Partnership (“Perfect CPA") resigned as the independent registered public accounting firm of ChinaCache International Holdings Ltd. (the “Company").

During the two most recent fiscal years and through the subsequent interim period preceding the resignation, there were no (i) disagreements between the Company and Perfect CPA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Perfect CPA’s satisfaction, would have caused Perfect CPA to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. There were no disputes or disagreements between the Company and Perfect CPA during the time it was the Company’s independent registered public accounting firm through the date of resignation.

The Company provided Perfect CPA with a copy of this disclosure before its filing with the Securities and Exchange Commission (the “SEC”). The Company requested that Perfect CPA provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements. That letter is attached hereto as Exhibit 16.1

New Independent Registered Public Accounting Firm

On March 27, 2024, the audit committee (the “Audit Committee”) of the Company approved the engagement of JWF Assurance PAC (“JWF”) as the independent registered public accounting firm of the Company to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with JWF regarding any of the following:

1.       the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.       the type of audit opinion that might be rendered on the Company’s financial statements by JWF, in either case where written or oral advice provided by JWF would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.       any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

16.1	Letter of Shanghai Perfect C.P.A Partnership dated April 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2024	ChinaCache International Holdings Ltd.

	By:	/s/ Huiling Ying
	Name:	Huiling Ying
	Title:	Chief Executive Officer